                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                 SPEAR & JACKSON, INC. F/K/A MEGAPRO TOOLS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   58515X 10 3
                                 (CUSIP Number)

                                 Steven C. Barre
              Senior Vice President, General Counsel and Secretary
                              Jacuzzi Brands, Inc.
                        777 S. Flagler Drive, Suite 1108
                            West Palm Beach, FL 33401
          -------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 APRIL 21, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Subject 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------

      1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

               JACUZZI BRANDS, INC.  F/K/A  U.S. INDUSTRIES, INC.

--------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group
               (a) [ ]
               (SEE
               Instructions)
               (b) [X]

--------------------------------------------------------------------------------
      3        SEC Use Only


--------------------------------------------------------------------------------
      4        Source of Funds

               WC
--------------------------------------------------------------------------------
      5        Check box if Disclosure of Legal Proceedings is Required
               Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
      6        Citizenship or Place of Organization

               DELAWARE
--------------------------------------------------------------------------------
                               7      Sole Voting Power
        NUMBER OF
          SHARES                      0
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------------------------------------------------------------
                               8      Shared Voting Power

                                      3,543,281
--------------------------------------------------------------------------------
                               9      Sole Dispositive Power

                                      0
--------------------------------------------------------------------------------
                               10     Shared Dispositive Power

                                      3,543,281
--------------------------------------------------------------------------------
     11        Aggregate Amount Beneficially Owned by Each Reporting Person

               3,543,281
--------------------------------------------------------------------------------
     12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares

               [ ]
--------------------------------------------------------------------------------
     13        Percent of Class Represented by Amount in Row (11)

               61.8%*

                * BASED ON THE NUMBER OF SHARES OUTSTANDING AS OF FEBRUARY 17, 2005 AS SET FORTH IN THE ISSUER'S FORM 10-Q FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 2005.

--------------------------------------------------------------------------------
     12        Type of Reporting Person (SEE Instructions)

               CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

               USI AMERICAN HOLDINGS, INC. F/K/A USI GLOBAL CORP.

--------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group
               (a) [ ]
               (SEE
               Instructions)
               (b) [X]

--------------------------------------------------------------------------------
      3        SEC Use Only

--------------------------------------------------------------------------------
      4        Source of Funds

               WC

--------------------------------------------------------------------------------
      5        Check box if Disclosure of Legal Proceedings is Required
               Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
      6        Citizenship or Place of Organization

               DELAWARE

--------------------------------------------------------------------------------
                             7    Sole Voting Power
        NUMBER OF
          SHARES                  0
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH

--------------------------------------------------------------------------------
                             8    Shared Voting Power

                                  3,543,281

--------------------------------------------------------------------------------
                             9    Sole Dispositive Power

                                  0

--------------------------------------------------------------------------------
                             10   Shared Dispositive Power

                                  3,543,281

--------------------------------------------------------------------------------
     11        Aggregate Amount Beneficially Owned by Each Reporting Person

               3,543,281

--------------------------------------------------------------------------------
     12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares

               [  ]

--------------------------------------------------------------------------------
     13        Percent of Class Represented by Amount in Row (11)

               61.8%*
                * BASED ON THE NUMBER OF SHARES OUTSTANDING AS OF FEBRUARY 17, 2005 AS SET FORTH IN THE ISSUER'S FORM 10-Q FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 2005.


--------------------------------------------------------------------------------
     12        Type of Reporting Person (SEE Instructions)

               CO
--------------------------------------------------------------------------------

Item 1.    Security and Issuer.

           This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on September 16, 2002 (the "Original Filing") and relates to the common stock, $.001 par value per share (the "Common Stock"), of Spear & Jackson, Inc., a Nevada corporation and formerly known as Megapro Tools, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 6001 Park of Commerce Boulevard, Suite 200, Boca Raton, Florida 33431.

Item 2.    Identity and Background.

           This Amendment No. 1 to Schedule 13D is filed by each of (i) Jacuzzi Brands, Inc., a Delaware corporation ("Jacuzzi"), the principal business of which is the manufacturing and marketing of bath and plumbing products, and (ii) USI American Holdings, Inc., successor in interest to USI Global Corp., a Delaware corporation and wholly-owned subsidiary of Jacuzzi ("USI American," and together with Jacuzzi, the "Reporting Persons"), the principal business of which is to hold certain investments, including the investment in the Issuer. The principal business address for each of Jacuzzi and USI American is Phillips Point- West Tower, 777 South Flagler Drive, Suite 1108, West Palm Beach, Florida 33401. Appendix 1 hereto sets forth the name, principal business, address and citizenship of each of the executive officers and directors of the Reporting Persons and is incorporated herein by reference.

           During the last five years, none of such persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           No amendments to the Original Filing are being made.

Item 4.    Purpose of Transaction.

           The Issuer has reported that on November 9, 2004, it entered into a Stock Purchase Agreement with PNC Holdings, LLC ("PNC") and Dennis Crowley, Chief Executive Officer of Issuer, and also entered into a Consent to Final Judgment of Permanent Injunction with the Commission consenting to a permanent injunction for violation of various sections and rules of the Securities Act of 1933 and the Securities Exchange Act of 1934. The Issuer reported that the Stock Purchase Agreement was subject to approval by the Commission as well as the United States District Court for the Southern District of Florida (the "Court").

           The Issuer had previously reported that, in addition to the above, on April 15, 2004, the Court, upon a motion by the Commission, appointed a Corporate Monitor for the Issuer, giving the Corporate Monitor the following powers:


                      i) Review and approve all corporate actions by the Issuer and all agents of the Issuer, including employees, and all other persons or entities acting or purporting to act on the Issuer's behalf;

                      ii) Devise and implement any procedures, systems and controls that the Corporate Monitor deems appropriate to ensure that all prospective Issuer actions are brought to the Corporate Monitor's attention and to document the Corporate Monitor's approval of such actions;

                      iii) Retain other persons and/or firms to assist the Corporate Monitor in carrying out the Corporate Monitor's duties and responsibilities;

                      iv) Report to the Commission and to the Court if the Corporate Monitor becomes aware of any evidence or indication of a violation of the Court's order;

                      v) Oversight responsibility with respect to all compensation paid by the Issuer;

                      vi) Call and order meetings of the Board of Directors, to be held in person or by telephone, as necessary and appropriate, upon at least four hours notice to the members of the Board of Directors eligible to vote on matters; and

                      vii) Designate and empower, subject to the prior written approval of the Commission or the Court, one or more other persons to carry out the Corporate Monitor's duties and responsibilities when the Corporate Monitor is not available for a limited period of time.


           The Issuer also reported that with the Corporate Monitor's consent, as well as approval from both the Court and the Commission, 6,005,561 shares of Common Stock of the Issuer owned by PNC were surrendered to the Issuer pursuant to the Stock Purchase Agreement (the "Surrendered Shares") on March 10, 2005. The Reporting Persons were not parties to any of the agreements or transactions. As a result, the Reporting Persons' ownership percentage in the Issuer's outstanding stock was proportionately increased to 61.8% (as more fully discussed in Item 5 below). Notwithstanding the proportional increase in share ownership as a percentage of outstanding shares, the Issuer and the Reporting Persons remained subject to a letter agreement dated September 6, 2002 (the "Letter Agreement") (as more fully discussed in Item 6 below). On April 11, 2005, the parties agreed to terminate the Letter Agreement.

           On April 21, 2005, the Reporting Persons adopted a plan of disposition of the Issuers' Common Stock (the "Plan of Disposition"), which is attached as an exhibit hereto. Pursuant to the Plan of Disposition, the Reporting Persons intend to (i) investigate the strategic alternatives with respect to the sale of the Common Stock held by the Reporting Persons, (ii) take such further actions as will result in the Reporting Persons disposing of the Common Stock within a one-year period, and (iii) engage investment banking, legal, and other advisors as necessary to assist in the disposition of the Issuer's Common Stock. The Reporting Persons may dispose of their Common Stock in one or more transactions of all or a portion of their shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

           At this time, no decision has been made to either: i) change the composition of Issuer's Board of Directors, or ii) assert an expanded role in the management of the Issuer. The Reporting Persons intend to monitor and evaluate their investment in the Issuer on a continuing basis, or formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Persons in addition to those discussed above.

           Except as set forth above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of
           Schedule 13D. The Reporting Persons retain the right to change their investment intent.

Item 5.    Interest in Securities of the Issuer.

           The above discussion in Item 4 is incorporated herein by reference. USI American is the beneficial owner of 3,543,281 shares of Common Stock, representing 61.8%* of the Issuer's outstanding shares of Common Stock. Jacuzzi, through its 100% owned subsidiary, USI American, is the beneficial owner of 3,543,281 shares of Common Stock. To the knowledge of the Reporting Persons, upon PNC surrendering to the Issuer the Surrendered Shares, PNC and Crowley, through his ownership interest in PNC, are no longer beneficial owners of the Surrendered Shares and are no longer part of the group included in the Original Filing. Each of the Reporting Persons disclaims the beneficial ownership of the shares of Common Stock previously beneficially owned by each of PNC and Crowley.

           To the knowledge of Reporting Persons, none of the persons described on Appendix 1 own any of the Issuer's Common Stock, except for David
           H. Clarke, Chief Executive Officer and Chairman of Jacuzzi, who owns 28,350 shares of the Issuer's Common Stock. David H. Clarke disclaims any beneficial ownership of the Issuer's shares held by the Reporting Persons. The Reporting Persons and the persons described on Appendix 1 disclaim group attribution for purposes of this Schedule 13D.

           Each of the Reporting Persons has the power to dispose or direct the disposition of the 3,543,281 shares of Common Stock.

           * Based on the number of shares outstanding as of February 17, 2005 as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on February 18, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The Issuer and the Reporting Persons previously entered into a Letter Agreement by which the Reporting Persons agreed with the Issuer that, with respect to any vote submitted to the common stockholders of the Issuer, the Reporting Persons would vote all shares of Common Stock beneficially owned by them in excess of 10 percent of the then issued and outstanding common stock of the Issuer in proportion to all votes cast by the other holders of Common Stock of the Issuer. In addition, pursuant to the Letter Agreement, the Reporting Persons agreed not to sell or otherwise transfer any shares of Common Stock beneficially owned by them except under certain circumstances. The Letter Agreement was terminated effective as of April 11, 2005. Accordingly, there are no contractual restrictions on the ability of the Reporting Persons to vote or dispose of the Common Stock beneficially owned by them.

Item 7.    Material to be Filed as Exhibits.

           1.     Joint Filing Agreement among Jacuzzi and USI American.

           2. Letter Agreement, dated as of September 6, 2002, by and among the Reporting Persons and the Issuer (incorporated herein by reference to the Issuer's Schedule 13D filed on September 16,
                  2002).

           3. Agreement and Release, dated April 11, 2005, by and between Jacuzzi and the Issuer.

           4.     Plan of Disposition adopted on April 21, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2005

                                       JACUZZI BRANDS, INC.
                                       f/k/a U.S. INDUSTRIES, INC.



                                       By: /s/ Steven C. Barre
                                           -------------------------------------
                                       Name:  Steven C. Barre
                                       Title: Senior Vice President, General
                                              Counsel and Secretary




                                       USI AMERICAN HOLDINGS, INC., successor in
                                         interest to USI GLOBAL CORP.



                                       By: /s/ Steven C. Barre
                                           ------------------------------------
                                       Name:  Steven C. Barre
                                       Title: Senior Vice President, General
                                                Counsel and Secretary

                                   APPENDIX 1

                       Executive Officers and Directors of
              Jacuzzi Brands, Inc. and USI American Holdings, Inc.
                          Who Are Not Reporting Persons


         The following sets forth certain information about executive officers and directors of Jacuzzi Brands, Inc. and USI American Holdings, Inc. who are not Reporting Persons. All persons listed are United States citizens.


----------------------------------------------------------------------------------------------------------------------------------

Name and Residence or                                Present Principal Occupation or Employment;
Business Address                                     Name, Principal Business and Address in
                                                     Which Such Employment is Conducted (if
                                                     Different from Business Address of Employer)

-----------------------------------------------------------------------------------------------------------------------------------

David H. Clarke                                      Chairman and Chief Executive Officer
c/o Jacuzzi Brands, Inc.                             Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1100                     Director
West Palm Beach, FL 33401                            USI American Holdings, Inc.

Donald C. Devine                                     President and Chief Operating Officer
c/o Jacuzzi Brands, Inc.                             Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1100                     Director
West Palm Beach, FL 33401                            Jacuzzi Brands, Inc.

Steven C. Barre                                      Senior Vice President, General Counsel and Secretary
c/o Jacuzzi Brands, Inc.                             Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1100                     USI American Holdings, Inc.
West Palm Beach, FL 33401                            Director
                                                     USI American Holdings, Inc.

Robert Hennemuth                                     Vice President - Human Resources
c/o Jacuzzi Brands, Inc.                             Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1100
West Palm Beach, FL 33401

Jeffrey B. Park                                      Senior Vice President, Chief Financial Officer, Treasurer
c/o Jacuzzi Brands, Inc.                             Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1100                     USI American Holdings, Inc.
West Palm Beach, FL 33401                            Director
                                                     USI American Holdings, Inc.




Francisco V. Punal                                   Vice President - Controller
c/o Jacuzzi Brands, Inc.                             Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1100                     Vice President - Corporate Controller
West Palm Beach, FL 33401                            USI American Holdings, Inc.

Diana E. Burton                                      Vice President - Investor Relations
c/o Jacuzzi Brands, Inc.                             Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1108
West Palm Beach, FL 33401

Brian C. Beazer                                      Chairman, Beazer Homes USA, Inc.
c/o Jacuzzi Brands, Inc.                             Director of Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1108
West Palm Beach, FL 33401

Veronica Hagen                                       Director of Jacuzzi Brands, Inc.
c/o Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1100
West Palm Beach, FL 33401

John J. McAtee, Jr.                                  Chairman, McAtee &Co., L.L.C.
c/o Jacuzzi Brands, Inc.                             Director of Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1100
West Palm Beach, FL 33401

Claudia E. Morf                                      Director of Jacuzzi Brands, Inc.
c/o Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1100
West Palm Beach, FL 33401

Royall Victor III                                    Retired Managing Director, Chase Securities Inc.
c/o Jacuzzi Brands, Inc.                             Director of Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1100
West Palm Beach, FL 33401

Thomas Waldin                                        Director of Jacuzzi Brands, Inc.
c/o Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1100.
West Palm Beach, FL 33401

Robert R. Womack                                     Retired Chairman and Chief Executive Officer, Zurn
c/o Jacuzzi Brands, Inc.                             Industries, Inc.
777 S. Flagler Drive, Suite 1100                     Director of Jacuzzi Brands, Inc..
West Palm Beach, FL 33401


                                    EXHIBIT 1

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned being duly authorized, hereby execute this Agreement this 25th day of April, 2005.



                                       JACUZZI BRANDS, INC.
                                       f/k/a U.S. INDUSTRIES, INC.



                                       By: /s/ Steven C. Barre
                                           -------------------------------------
                                       Name:  Steven C. Barre
                                       Title: Senior Vice President, General
                                                Counsel and Secretary




                                       USI AMERICAN HOLDINGS, INC., successor
                                       in interest to USI GLOBAL CORP.


                                       By: /s/ Steven C. Barre
                                           -------------------------------------
                                       Name:  Steven C. Barre
                                       Title: Senior Vice President, General
                                                Counsel and Secretary

                                    EXHIBIT 3

                              AGREEMENT AND RELEASE

         This Agreement and Release (the "Agreement") is entered into by and between JACUZZI BRANDS, INC. ("JBI") and SPEAR & JACKSON, INC. ("S&J"), who are designated collectively as the "parties" to this Agreement.

         WHEREAS, JBI and S&J are parties to a Stock Purchase Agreement dated August 23, 2002, a Stockholders' Agreement dated September 6, 2002, a Letter Agreement dated September 6, 2002 and a Registration Rights Agreement dated September 6, 2002 (the three agreements are collectively referred to as the "Agreements");

         WHEREAS, S&J and JBI have agreed to terminate the Letter Agreement dated September 6, 2002 and JBI has agreed to release S&J (but not Dennis Crowley) from claims arising from the Agreements or other claims which JBI may have or may have had against S&J.

         NOW, THEREFORE, for good and valuable consideration, including the mutual covenants contained herein, the parties hereto agree as follows:

         1. S&J and JBI hereby terminate the Letter Agreement dated September 6, 2002 between JBI and S&J.

         2. JBI and all of its predecessors and successors in interest, and its past and present partners, officers, directors, employees, agents, and representatives, in their individual and official capacities does hereby release, remise, acquit, satisfy, and forever discharge S&J, and, with the exception of Dennis Crowley, S&J's officers, directors, employees, agents, and representatives, in their individual and official capacities, of and from all actions, causes of action, contributions, indemnities, apportionments, duties, debts, sums, suits, doings, omissions, covenants, reckonings, contracts, controversies, agreements, promises, commitments, damages, expenses, or attorneys fees whatsoever, in law or in equity, which JBI has arising from the Agreements or any other claim arising or existing between the parties.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Release on the dates indicated below.

Dated: April 11, 2005                     Dated:  April 11, 2005


JACUZZI BRANDS, INC.                      SPEAR & JACKSON, INC.

/s/ Steven C. Barre                       /s/ Jack Harrington
-----------------------------------       --------------------------------------
By: Steven C. Barre                       By: Jack Harrington

                                    EXHIBIT 4

                              JACUZZI BRANDS, INC.

                              PLAN OF DISPOSITION


         WHEREAS, the Finance Committee of the Board of Directors of Jacuzzi Brands, Inc. has delegated the power and authority to the Chairman and Chief Executive Officer to adopt and implement a plan of disposition with respect to the Company's investment in the shares of Spear & Jackson, Inc. ("S&J") (the "Investment"), subject, however, to the final approval of the terms of any such disposition by the Board or the Finance Committee.

         THE UNDERSIGNED hereby certifies the adoption of the following (the "Plan"):

         1. The Officers shall forthwith investigate the strategic alternatives with respect to the sale of the Shares to an outside investor or investors.

         2. The Officers shall take such actions as may be necessary and appropriate to dispose of the Investment in its entirety at the fair value thereof within one year from the date hereof.

         3. The Officers are authorized and directed to engage investment banking, legal and other advisors in furtherance hereof.

         IN WITNESS WHEREOF, the undersigned has executed this Certificate of Adoption of the Plan on April 21, 2005.



                                       /s/ Steven C. Barre
                                       -----------------------------------------
                                       Steven C. Barre